Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

Lifeboat Distribution, Inc.	Delaware

Programmer’s Paradise, Inc.	Delaware

Wayside Technology Group (Canada), Inc.	Canada

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc.	Delaware